U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

                            File No.: ______________

                                 CIK:0001235096

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                 LIFE USA, INC.
                           ---------------------------
                 (Name of Small Business Issuer in its charter)


Colorado                                         84-1426725
--------                                    ----------------------
State or other jurisdiction of              IRS Employer ID Number
incorporation or organization

              1020 W. Timbervale Trail, Highlands Ranch, CO, 80129
              -----------------------------------------------------
               (Address of principal executive offices)(Zip Code)

                         Issuer's telephone number: None

Securities to be registered under Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered                         each class is to be registered
------------------------            ------------------------------
Not Applicable                              Not Applicable

                    Securities to be registered under Section
                               12(g) of the Act:

                                  Common Stock
                                (Title of class)

                                TABLE OF CONTENTS

                                     PART I

                                                                     Page
                                                                     ----

Item 1. Business...............................................         3

Item 2. Management's Discussion and Analysis of Financial
Condition and Results of Operations...........................         19

Item 3. Properties............................................         21

Item 4. Security Ownership of Certain Beneficial Owners
and Management................................................         21

Item 5. Directors and Executive Officers of the Registrant....         22

Item 6. Executive Compensation................................         25

Item 7. Certain Relationships and Related Transactions........         25

Item 8. Description of Securities.............................         26

                                     PART II

Item 1. Market for Registrant's Common Stock and
Security Holder Matters......................................          27

Item 2. Legal Proceedings....................................          27

Item 3. Changes in and Disagreements with Accountants
on Accounting and Financial Disclosure.......................          27

Item 4. Recent Sales of Unregistered Securities..............          27

Item 5. Indemnification of Directors and Officers............          27

                                    PART F/S

Financial Statement Table of Contents........................          28

Financial Statements and Supplementary Data..................      F-1 - F-8

Signature Page...............................................          29

Exhibits, Financial Statement Schedule
and Reports on Form 8-K......................................          30

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

COMPANY HISTORY

Life USA, Inc. (the "Company") was originally incorporated in Colorado in January, 1997. The original name of the Company was Lifeline USA, Inc. Articles of Amendment the Articles of Incorporation were filed on January 16, 1997 changing the Company name to Life USA, Inc. To solve an administrative dissolution it reincorporated in 2002. The Company was organized to engage in any activity or business not in conflict with the laws of the State of Colorado or of the United States of America.

The Company is primarily engaged in marketing herbal, vitamin and fiber supplements. These products are to be targeted at two distinctive geographic segments: the far eastern and Pacific Rim market and the North American market. The Company's fiscal year end is December 31.

There are no loan arrangements or arrangements for any financing whatsoever relating to any business activities.

The Company currently has very limited business. The company has limited commercial operations as of date hereof. The company has no full-time employees and owns no real estate. The Company has spent most of its efforts to develop its website to target purchasers of herbal, vitamin and fiber food supplements, to locate and negotiate supplier relationships to design packaging, retailing promos, and run test markets.

                                    BUSINESS

Products
--------

Life USA, Inc. has developed a proprietary packaging, merchandising and delivery system to distinguish its products from other products on the retailer's shelves and make them stand out in direct marketer catalogs. Initially, the Company is using a standard round bottom bottle with brightly colored labels containing its unique corporate identity. Later, the Company plans to use a triangular shaped high-impact plastic bottle that sports a tamper proof brightly colored replaceable cap. The graphics on the bottles, the display organizers, and the shelf talkers are designed so that the products will not only be noticed, but read, compared and purchased.

o Initial products: Multi-Vitamin, a Chelated multiple vitamin with two-a-day dosage delivered in a 60 tablet bottle; Vitamin-E, a 400 i.u. supplement delivered in a 60 capsule bottle; Vitamin-C, a 1000 MG supplement delivered in a 60 tablet bottle; Calcium, a 150 MG Chelated supplement delivered in a 60 tablet bottle; B+Complex, a Meth-Choline, vitamin B complex supplement delivered in a 60 capsule bottle; Zinc, a 10 MG, Chelated supplement delivered in a 60 tablet bottle; Selenium, a 200 MCG/100 i.u., Chelated supplement delivered in a 60 tablet bottle; Ginseng, an energy supplement delivered in a 60 capsule bottle; Bido+, a sexual enhancement nutritional supplement delivered in a 60 tablet bottle; Aloe+, a soluble powder supplement delivered in a 30 day supply canister; Fiber+, a soluble powder supplement delivered in a 30 day supply canister to be consumed twice-a-day.

Life USA, Manufacturing Relationship:

Currently all of the products which will be sold are manufactured in a state-of-the-art, pharmaceutical- licensed manufacturing facility in the State of Colorado. All of the products are produced in the manufacturers laboratory under the supervision of master chemists. All products go through stringent quality control using the multi-method checking system. All ingredients are food based compatible with the functioning of the digestive system. Micro-crystalline cellulose is used as a binder. Coatings are also natural plant fiber, providing a source of bulk necessary to biochemistry. Magnesium stearate, a metallic fatty acid found in the body, is used as a filler. The minerals used are true chelates bound to predigested hydrolyzed soy protein. The products contain no sugar, preservatives, starches or dyes. The manufacturer subscribes to and follows the GMP (Good Manufacturing Process) discipline of production

The Market:

The target audience is the aging baby-boomer generation, conveniently packaged in two distinct geographic segments: the far eastern and Pacific Rim market, and the North American market. The Official Guide to Generations identifies the baby-boomer generation as the idealistic generation. This is the largest population group ever to exist in the history of, not only our country, but of the world. This segment represents 75.9 million births between 1946 and 1964. This group currently represents 40% of all households and 49% of all spending, and their average annual income is $39,100. The first of this group will turn fifty this year.

The Orient and the Pacific Rim countries are especially prime targets for the Company's product line. There are at least four reasons for this conclusion. First, because of the food availability, economic pressures and cultural reasons, the nutrition of the average person is much lower than that of a person in the USA. Second, there are several trace minerals, vitamins and other nutrients - iodine for example - which are completely missing from their diets. Third, this is the fastest growing part of the world with regards to consumer spending. China, for example, is a country where a 10 percent share of the total market translates into 120 million customers; where economic growth rates during this decade have been among the highest anywhere in the world, and where several major companies have made inroads in the 1990s. The fourth reason are the trends of the boomers and their children away from their native customs in favor of a more western lifestyle, with a definite propensity to purchase products "Made in the USA."

The Company's objective is to become an operator of an online market for private label nutritional supplements. To accomplish this the Company will endeavor to provide:

-    electronic commerce;

-    quality products at competitive prices; and

-    efficient service through online automation.

INDUSTRY OVERVIEW

The Internet has emerged as the fastest growing communications medium in history and is dramatically changing how businesses and individuals communicate and share information. International Data Corporation estimates that the number of Internet users will grow from $97 million at the end of 1998 to $320 million by 2002, though Life USA.com may not benefit from this growth. The Internet has created new opportunities for conducting commerce, such as business-to-consumer and person-to-person e-commerce. Recently, the widespread adoption of intranets and the acceptance of the Internet as a business communications platform has created a foundation for business-to-business e-commerce that offers the potential for organizations to streamline complex processes, lower costs and improve productivity.

PHARMACEUTICALS AND HEALTH CARE PRODUCTS INDUSTRY

According to IMS Health, a company specializing in information services for the pharmaceutical and health care industries, the United States is the world's largest pharmaceutical market, with 1998 sales of $111 billion, including diagnostics and over-the-counter drugs (OTC products). That figure is expected to rise to $163 billion in 2002, for an increase of 46%. The National Association of Chain Drug Stores reported that total prescription drug sales for 1999 are expected to exceed a record $121.6 billion, an increase of 18%. This continued growth rate of the sales of pharmaceutical products was attributed to a number of factors including (i) the value added by the introduction of new drugs into the marketplace, which more than offsets the value lost by medications losing patent protection; (ii) new patterns of drug lifestyle management, resulting in higher sales occurring earlier in the life cycle of a medication; (iii) increased money spent on direct-to-consumer marketing initiatives; and (iv) an unprecedented period of investment by pharmaceutical companies worldwide.

THE LIFE USA WEB SITE

Through the development of its online site for private label nutritional supplements, the Company's objective is to apply Internet tools to improve efficiency of sales. The Company's initial marketing efforts will be to make available private label nutritional supplements to consumers.

The web site is currently functional and enables the Company to carry out the sales business.

The Company intends to also generate revenues from services such as banner ads, sponsored newsletters and discussion forums, and virtual trade shows.

Through the Company's existing web site it is currently selling nutritional supplements, vitamins and natural products to consumers.

STRATEGY

The Company's objective is to be an online site for private label nutritional supplements. The Company's business will be to expand its startup business by applying internet tools to create sales through the Life USA Web site. The Company will implement this strategy by attempting to:

-    create brand recognition and generate traffic to the Web site;

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

-    develop strategic relationships;

-    maintain technology focus and expertise; and

-    find unique products.

CREATE BRAND RECOGNITION AND GENERATE TRAFFIC TO THE COMPANY'S WEB SITE. The Company must build awareness of the Web site to attract and expand an Internet customer base. The Company intends to promote, advertise and increase recognition of its Web site through a variety of marketing and promotional techniques, including:

-    co-marketing agreements with other online sites and services;

-    online content and ease of use of the Web site;

-    enhancing customer service and technical support;

- advertising in trade journals, leading web sites and other traditional media;

-    conducting an ongoing public relations campaign; and

-    developing other business alliances and partnerships.

DEVELOP STRATEGIC RELATIONSHIPS. The Company believes that developing strategic relationships with a diverse set of partners, including customers, on-line portals, and on-line content providers, is critical to success because such strategic marketing alliances may enhance brand recognition, increase customer sales and expand the sites online visibility. As a result, the Company intends to enter into relationships with Internet access providers, search engines and other high traffic Web sites.

MAINTAIN TECHNOLOGY FOCUS AND EXPERTISE. A state of the art, interactive commerce platform is necessary to enhance the services offered by the Company and to expand the benefits of online selling of products. The Company will continue to expend efforts to develop, purchase, license and make technological advancements to its Web site and transaction processing systems to enhance availability, reliability and site up-time, and to improve the efficiency of fulfillment activities.

ATTRACT AND RETAIN EXCEPTIONAL EMPLOYEES. Talented employees, management and directors provide significant advantages in the rapidly evolving electronic commerce market. The Company does not intend to devote substantial efforts to building an employee base. Most functions will be contracted out with fulfillment companies.

The Company cannot assure that it will be successful in its strategic efforts.

Sales Tactics and Promotions
----------------------------

The Company has:

- Created a unique packaging, inventory and fulfillment system to make selling products easy, fun and profitable for the retailer.

-    Created  a   merchandising   program,   including  web  site   banners,   a
     merchandising box containing product samples with drinking glasses, and shelf-talkers for the retail health food store segment.

- The Company intends to tap the Oriental market which is currently seeking American-made products, due to purity standards, via the internet.

- The Company intends to offer exclusive marketing rights to the retail stores without allowing the chains and department stores to compete with them and undersell them. The Company intends to establish retail partners and support them better than they have ever experienced.

The Company plans to:

- Publish a monthly newsletter to inform the re-sellers of benefits to the consumer and the re-seller, and introduce new products and sales aids.

- Publish an informative as well as entertaining catalog in several languages to open the international market.

- Conduct a sampling program with stores and health clubs to create brand recognition.

- Create a fun and first-class press kit, and send with press releases and advertorials to industry and general news publications.

- Design and construct a unique trade show exhibit, and attend the industry's major trade shows including: Expo West (California), Expo East (Maryland) and NNFA (Las Vegas), as well as major annual trade shows held in Taipei, Singapore and throughout China.

- Attend the regional trade shows including: NNFA Seattle, NNFA Florida, NNFA Texas and NNFA Chicago.

- Develop a mechanism that will facilitate the development of an accurate, up-to-date customer data base, for use in ongoing marketing and customer retention efforts.

Life USA will market its products through a systematic and demographically targeted method of combining four marketing channels to form the most effective and productive marketing mix, thereby achieving maximum market penetration in the shortest possible time. The final marketing mix will be based on the test performance of the various marketing channels outlined below.

Wholesale international marketing to health food stores and retail outlets will be the planned first line of market penetration. The Company has contacted representatives who presently have contacts in Asia and the Pacific Rim countries, which is an area where the Company will begin to promote its marketing efforts. Concurrently, the Company plans to expand its efforts to promote its on-line marketing in the United States.

Direct catalog marketing to consumers will begin in the third quarter of 2003. This marketing method is expected to generate higher sales, but it may also generate market awareness in the process. This method carries with it the expense of a catalog, mailing and continual testing, so the Company will continually explore catalog opportunities in cooperation with business partners in order to increase its margins.

MARKETING AND SALES

The Company intends to use a variety of programs to stimulate demand for products, including media advertising and coupons, contract telesales and advertising.

TELESALES. The Company intends to contract with a telesales group for customer prospecting, lead generation and lead follow-up.

ADVERTISING. In addition to strategic agreements and traditional advertising, the Company intends to use many online sales and marketing techniques to increase brand recognition and direct traffic to its website. These include purchasing banner advertising on search engine Web sites and Internet directories and direct links from healthcare home pages.

CUSTOMER SERVICE AND SUPPORT

The Company believes that it can establish and maintain long-term relationships with customers and encourage repeat visits if, among other things, it has good customer support and service. The Company currently offers online information regarding products and services. A customer can contact staff by fax or e-mail by following prompts located on the Web site, or by calling the toll free telephone line. Customers who do not wish to enter their credit card numbers through the Web sites also may use the toll free line for purchases. The Company will continue these support services as it expands its product line. However, the Company may eventually increase the level of, and outsource, its customer support services through a provider of customer support services.

WAREHOUSING AND FULFILLMENT

The Company currently fulfills substantially all of its orders. Products may be sent either directly by manufacturer or wholesaler to buyer.

TECHNOLOGY AND SECURITY

The Company contracts with a Web site provider that specializes in providing scaleable business solutions to high volume Internet. The Company contracted with the provider to deliver a secure platform for server hosting with uninterruptible power supply and back up generators, fire suppression, air-conditioning, and operations twenty-four-hours-a-day, seven-days-a-week.

Notwithstanding these precautions, the Company cannot assure that the security mechanisms will prevent security breaches or service breakdowns. Despite the network security measures the servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. Such a description could lead to interruptions or delays in service, loss of data, or inability to accept and fulfill customer orders. Any of these events would materially hurt the Company's business, results of operations and financial condition.

COMPETITION

The online commerce market is new, rapidly evolving and intensely competitive. The Company expects competition to intensify in the future because barriers to entry are minimal, and current and new competitors can launch new Web sites at relatively low cost. In addition, the industry is intensely competitive. Management believes that the critical success factors for companies seeking to create Internet e-commerce includes the following:

-    breadth and depth of product offerings;

-    brand recognition;

-    base of customers; and

-    ease of use and convenience.

The Company competes primarily with traditional suppliers and distributors, other online sellers of the same or competitive products. Further, these traditional wholesalers and distributors usually have established commercial Web sites offering similar products.

Competitive pressures created by any current or future competitors, or by competitors collectively, could materially hurt the Company's business. Management believes that the principal competitive factors in the market are and will be:

- brand recognition                                  - speed and accessibility
- selection                                          - customer service
- convenience                                        - quality of site content
- reliability and speed of fulfillment               - price

All current and potential competitors have longer operating histories and larger customer bases than the Company. In addition, current and potential competitors have greater brand recognition and significantly greater financial, marketing and other resources. In addition, as more people use the Internet and other online services, certain larger, well established and well financed entities may:

-    acquire online competitors or suppliers;

-    invest in online competitors or suppliers; or

-    form joint ventures with online competitors or suppliers.

Certain of the Company's actual or potential competitors, may be able to:

-    secure merchandise from vendors on more favorable terms;

-    devote greater resources to marketing and promotional campaigns;

-    adopt more aggressive pricing or inventory availability policies; and

- devote substantially more resources to Web site development than the Company can.

In addition, new technologies and expansion of existing technologies, such as price comparison programs that select specific titles from a variety of Web sites, may direct customers to online resellers which compete with the Company and may increase competition. Increased competition may reduce the Company's operating margins, as well as cause a loss to any possible market share and brand recognition.

Further, to strategically respond to changes in the competitive environment, the Company may sometimes make pricing, service or marketing decisions or acquisitions that could materially hurt the Company's business. In addition, companies controlling access to Internet transactions through network access or Web browsers could promote competitors or charge the Company a substantial fee for inclusion in their product or service offerings. The Company cannot assure that it can compete successfully against current and future competitors. Failure to compete successfully against current and future competitors could materially hurt the Company's business.

GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES

The Company is subject to various laws and regulations relating to its business. Few laws or regulations are currently directly applicable to the Internet. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. Such laws and regulations may cover issues such as:

-    user privacy;

-    pricing;

-    content;

-    copyrights;

-    distribution;

-    characteristics and quality of products and services; and

-    anti-spamming.

In addition, the growth of the Internet and electronic commerce, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. These laws may impose additional burdens on the Company's business. The enactment of any additional laws or regulations may impede the growth of the Internet, which could decrease potential revenues from electronic commerce or otherwise adversely affect the Company's business, financial condition and operating results.

Laws and regulations directly applicable to electronic commerce or Internet communications are becoming more prevalent. The most recent session of Congress enacted Internet laws regarding on-line copyright infringement. Although not yet enacted, Congress is considering laws regarding Internet taxation. The European Union recently enacted new privacy regulations. These are all recent enactments, and there is uncertainty regarding their marketplace impact. In addition,

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

various jurisdictions already have enacted laws that are not specifically directed to electronic commerce but that could affect the Company's business. The applicability of many of these laws to the Internet is uncertain and could expose us to substantial liability.

Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could materially adversely affect us. If the Company were alleged to violate federal, state or foreign, civil or criminal law, even if the Company could successfully defend such claims, it could materially adversely affect the Company.

PROPRIETARY RIGHTS

The Company has no proprietary rights at this date. In the future proprietary rights may be important to success and competitive position. To protect proprietary rights, if any are developed, the Company will rely on copyright, trademark and trade secret laws, confidentiality agreements with employees and third parties, and license agreements with consultants, vendors and customers. Despite such protections, a third party could, without authorization, copy or otherwise appropriate information from the Company's Web site. The Company's agreements with employees, consultants and others who participate in development activities could be breached, and the Company may not have adequate remedies for any breach, and its trade secrets may otherwise become known or independently developed by competitors.

There have been substantial amounts of litigation in the computer industry regarding intellectual property assets. Third parties may claim infringement by the Company with respect to current and future products, trademarks or other proprietary rights, or the Company may counterclaim against such parties in such actions. Any such claims or counterclaims could be time-consuming, result in costly litigation, diversion of management's attention, cause product release delays, require the Company to redesign its products or require it to enter into royalty or licensing agreements, any of which could have a material adverse effect upon its business, financial condition and operating results. Such royalty and licensing agreements, if required, may not be available in terms acceptable to the Company, or at all.

Future Opportunities
--------------------

Additional marketing opportunities which the Company intends to explore when and if it has adequate capital include:

- The development and marketing of a complete line of children's nutritional supplements.

- The development and marketing of a line of meal-replacements for the busy, diet-conscious and nutrition conscious consumer.

- The development and marketing of a complete line of naturally formulated skin and hair care products.

- Establish a corporate/organizational sales force to market directly to corporations, associations and non-profit organizations.

-    Negotiate private label contracts.

-    Create  a  direct   marketing  brand,  and  market  the  system  through  a
     thirty-minute infomercial using a famous athlete or health doctor.

- Implement a targeted direct mail program designed to locate new prospects and convert them into client/users.

- To create "knock-off" products for the wholesale, direct and retail markets.

- Implement a mailing list rental program and marketing Company lists as products.

Administrative Offices
----------------------

The Company currently maintains a mailing address at 1020 W. Timbervale Trail, Highlands Ranch, CO 80129 which is the mailing address of its President, Kelly Kendall. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

Employees
---------

The Company is a development stage company and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities. Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of, the Company's officers. See "Executive Compensation" and under "Certain Relationships and Related Transactions."

                                  RISK FACTORS

THE COMPANY HAS A LIMITED OPERATING HISTORY AND MAY NOT BE ABLE TO SUCCESSFULLY MANAGE THE BUSINESS OR ACHIEVE PROFITABILITY

The Company's business began in 1997, and commenced Internet sales in 1999. Accordingly, it has had nominal revenues to date from the internet business and only a limited operating history on which to base an evaluation of business and prospects. Although it can buy products from several wholesale manufacturers and distributors, the Company's prospects should still be considered as startup in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks for the Company include, but are not limited to an evolving and unpredictable business model and the management of growth. To address these risks, the Company must, among other things, develop and maintain its customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its

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

technology and transaction-processing systems, improve its Web site, provide superior customer service and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. The Company may not be able to successfully address such risks, or manage its business to achieve or maintain profitability. The failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

THE COMPANY HAS INCURRED NET LOSSES SINCE INCEPTION AND ANTICIPATE CONTINUED LOSSES AND NEGATIVE CASH FLOWS

From inception of business in 1997 through 2002, the Company incurred net operating losses of $(89,369). As of May 1, 2003, the Company had a negative net equity of $(66,870). The Company anticipates losses from e-commerce operations will increase significantly from current levels because it expects to invest in:

-    brand development, marketing and promotion;

-    Web site content development; and

-    strategic relationship development and maintenance.

The Company anticipates relatively low gross margins, therefore its ability to become profitable given expenses depends on its ability to generate and sustain substantial sales from e-commerce operations. If it does achieve profitability, it cannot be certain that it can sustain or increase profitability on a quarterly or annual basis in the future. If it cannot achieve and sustain operating profitability or positive cash flows from operations, the Company may be unable to meet working capital requirements without seeking additional financing.

The Company requires more working capital to fund its business. The Company does not presently have adequate cash from operations or financing activities to meet either its short-term or long-term capital needs. Accordingly, the Company is dependent on its ability to raise additional funds for operations.

The actual amount and timing of future capital requirements may differ materially from estimates. In particular, estimates may be inaccurate as a result of changes and fluctuations in revenues, operating costs and development expenses. Revenues, operating costs and development expenses will be negatively affected by any inability to:

-    effectively and efficiently manage the expansion of operations;

-    obtain favorable private label or marketing agreements with third parties;

- negotiate favorable relationships with manufacturers, distributors and wholesalers; and

- obtain brand recognition, attract sufficient numbers of customers or increase the volume of e-commerce sales of products.

E-commerce revenues and costs also depend upon factors that the Company cannot control. These factors include changes in technology and regulations, increased competition and factors such as Web integrity, seasonality, and performance by third parties in connection with operations. Because of these factors, actual revenues and costs are uncertain and may vary considerably. These variations may significantly affect future need for capital. The Company may be unable to raise funds sufficient for its needs, either on suitable terms or at all. This result would substantially harm the trading price of the Company's common stock if it is ever traded and materially harm its business.

THE MANAGEMENT TEAM IS NEW AND IT NEEDS ADDITIONAL PERSONNEL

The Company's business began in 1999. The Company is substantially dependent on the efforts of Mr. Kelly Kendall, President, Chief Executive Officer and Chief Financial Officer, and Mr. Wesley F. Whiting, Secretary, consultant and director who have no proven record of success in the selling of nutritional products via the Internet. In addition, future success depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, editorial, merchandising, marketing and customer service personnel. The Company currently has no employees and no consultants. The Company expects to add additional personnel to manage any growth of operations. However, the e-commerce market is highly competitive, and retaining new personnel could be costly in terms of cash compensation or equity necessary to attract them to the Company, or such personnel may not be available to the Company on any terms. Competition for these individuals is intense and the Company may be unable to successfully attract, assimilate or retain sufficiently qualified personnel in the future. The Company does not currently carry key man life insurance for its principal officers.

FUTURE OPERATING RESULTS ARE UNPREDICATABLE

Revenues and operating results may fluctuate significantly from quarter to quarter due to a number of factors, not all of which are in the Company's control. These factors include:

-    ability  to  attract  and  retain  new  customers  and  maintain   customer
     satisfaction;

-    new Web sites, services and products introduced by competitors;

-    price competition;

- decreases in the level of growth, use of, or consumer acceptance of, the Internet and other online services for the purchase of consumer products;

- ability to upgrade and develop Company's infrastructure and attract new personnel in a timely and effective manner;

- traffic levels on Web sites and ability to convert that traffic into customers;

- technical difficulties or system downtime affecting the Internet or online services, generally, or the operation of the Company's Web site;

- government regulations related to use of the Internet for commerce or sales and distribution of natural products; and

- general economic conditions and economic conditions specific to the Internet, online commerce and the software industry.

TARGET MARKETS ARE HIGHLY COMPETITIVE

The online commerce market is relatively new and intensely competitive. The Company expects competition to intensify in the future because barriers to entry are minimal, and current and new competitors can launch new Web sites at a relatively low cost. In addition, the health products industry is intensely competitive. The Company currently competes with wholesalers and distributors of over-the-counter health products.

The Company also competes with the growing number of manufacturers that sell their products directly online. The Company also competes with traditional store-based retailers and mail order and/or direct marketers. Competitive pressures created by any one of these current or future competitors, could have a material adverse affect on the Company's operations.

THE  COMPANY  RELIES ON  MANUFACTURERS,  DISTRIBUTORS  AND  WHOLESALERS  FOR ITS
PRODUCTS

The Company is entirely dependent upon the manufacturers, distributors and wholesalers that supply it with products for resale, and the availability of these products is unpredictable. As is common in the industry, the Company has no long-term or exclusive arrangements with any manufacturer or distributor that guarantees the availability of any of its products for resale.

THE COMPANY IS SUBJECT TO RISK OF SYSTEM FAILURE

Success, in particular the Company's ability to successfully receive and fulfill orders and provide high quality customer service, largely depends on the efficient and uninterrupted operation of the Company's computer and communications systems. The Company contracts with third parties to host computer and communications hardware systems and to maintain critical connections to the Internet.

The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. The Company has no formal disaster recovery plan and carry no business interruption insurance to compensate for losses that may occur. Furthermore, security mechanisms or those of suppliers may not prevent security breaches or service breakdowns. Despite implementation of security measures, the Company servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. These events could cause interruptions or delays in business, loss of data or render the Company unable to accept and fulfill orders.

THE COMPANY IS SUBJECT TO RISKS ASSOCIATED WITH ON-LINE COMMERCE SECURITY AND CREDIT CARD FRAUD

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. Business may be adversely affected if security measures do not prevent security breaches and the Company cannot assure that it can prevent all security breaches. To the extent that its activities, or those of third-party contractors, involve the storage and transmission of proprietary information (such as credit card numbers), security breaches could damage the Company's reputation, and expose it to a risk of loss or litigation and possible liability. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is the case with the transactions the Company processes, that a merchant does not obtain a cardholder's signature. Fraudulent use of credit card data in the future could adversely affect the Company's business.

THE COMPANY MAY BE SUBJECT TO SALES AND OTHER TAXES

The Company does not currently collect sales or other similar taxes for physical shipments of goods into states other than Colorado. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on sales and other out of state companies which engage in online commerce. In addition, any new operations in states outside Colorado could subject shipments into such states to state sales taxes under current or future laws. If one or more states or any foreign country successfully asserts that the Company should collect sales or other taxes on the sale of its merchandise, it could adversely affect the Company's business.

THE COMPANY MAY BECOME SUBJECT TO ADDITIONAL GOVERNMENT REGULATION

Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The most recent session of the U.S. Congress resulted in Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, contracts and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect the Company's business.

COMPANY COMMON STOCK PRICE MAY BE VOLATILE IF IT IS EVER TRADED

The stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many Internet related companies, and which have often been unrelated to the operating performance of these companies. If ever traded, the trading price of the Company's common stock is likely to be highly volatile and subject to wide fluctuations due to the fact that it is an Internet company, as well as in response to the following factors:

- announcements of technological innovations, new sales formats or new products or services by us or the Company's competitors;

-    conditions or trends in the Internet and online commerce industries;

- changes in the economic performance and/or market valuations of other Internet, online service or retail companies;

- announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

- general economic conditions and changes or volatility in the financial market.

These broad market and industry factors may adversely affect the market price of the Company's common stock, regardless of its actual operating performance. In the past, following periods of volatility in the market price of stock, many companies have been the object of securities class action litigation. If the Company was to be sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources.

NEED FOR ADDITIONAL FINANCING. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

REGULATION OF PENNY STOCKS. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

LACK OF DIVERSIFICATION. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

LACK OF CONTINUITY IN MANAGEMENT. The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance they will continue to manage the Company in the future.

INDEMNIFICATION OF OFFICERS AND DIRECTORS. Colorado Statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

DIRECTOR'S LIABILITY LIMITED. Colorado Statutes exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

DEPENDENCE UPON OUTSIDE ADVISORS. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

NO FORESEEABLE DIVIDENDS. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

NO PUBLIC MARKET EXISTS. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

RULE 144 SALES. All of the outstanding shares of Common Stock held by present officers, and directors are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act, if any are available, and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities.

ITEM  2.  MANAGEMENT'S   DISCUSSION  AND  ANALYSIS  OF  OPERATIONS  OR  PLAN  OF
OPERATIONS.

The Company has a limited number of nutriceutical products which it can purchase wholesale and sell at a retail price through its website. Those products are:

o Initial products: Multi-Vitamin, a Chelated multiple vitamin with two-a-day dosage delivered in a 60 tablet bottle; Vitamin-E, a 400 i.u. supplement delivered in a 60 capsule bottle; Vitamin-C, a 1000 MG supplement delivered in a 60 tablet bottle; Calcium, a 150 MG Chelated supplement delivered in a 60 tablet bottle; B+Complex, a Meth-Choline, vitamin B complex supplement delivered in a 60 capsule bottle; Zinc, a 10 MG, Chelated supplement delivered in a 60 tablet bottle; Selenium, a 200 MCG/100 i.u., Chelated supplement delivered in a 60 tablet bottle; Ginseng, an energy supplement delivered in a 60 capsule bottle; Bido+, a sexual enhancement nutritional supplement delivered in a 60 tablet bottle; Aloe+, a soluble powder supplement delivered in a 30 day supply canister; Fiber+, a soluble powder supplement delivered in a 30 day supply canister to be consumed twice-a-day.

The Company in 1998-1999 obtained vitamin products from a manufacturer under a private label arrangement, which effectively put the Company's label on the manufactured product. The Company does not now intend to enter into manufacturing of any nutriceutical products under any circumstances. All products will be furnished by other manufacturers.

The Company has developed a budget for limited operations in the next twelve months as follows:

1. General and administrative                                          $10,000
2. Consulting fees                                                     $10,000
3. Product/inventory acquisition                                       $15,000
4. Advertising/marketing/web presence                                  $10,000
5. Legal and Accounting                                                $12,000
6. Miscellaneous                                                       $ 5,000
                                                                       -------
                                                                       $62,000

The Company does not have any committed sources for such funds. The Company will need to either obtain loans or make private placements of stock in order to fund these projected operations. If the Company is unable to fund these amounts there is a substantial likelihood that the Company will not be able to carry out its business plan to any degree, and therefore the business may fail.

The Company believes the budget is sufficient to sustain the Company's activities for at least 12 months following the offering. The Company may, if the opportunity arises, use an unspecified portion of the remaining proceeds to acquire or invest in complementary businesses, products and technologies. However, the Company has no present understandings, commitments or agreements with respect to any material acquisition or investment. Until the Company uses the capital for a particular purpose, it will invest them in short-term interest bearing securities.

Liquidity and Capital Resources
-------------------------------

The Company had no cash capital at fiscal year end in 2002 compared to $307 in cash capital at year end in 2001. The Company will need to borrow funds or make private placements of stock in order to fund any operations. There is no assurance that any funds can be raised in loans or private placements.

RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED TO PRIOR YEAR

The Company had no revenue in fiscal year ended December 31, 2002 compared to $274 in 2001. The compared incurred expenses of $351 in the fiscal year ended December 31 2002 compared to $5,565 in expenses in 2001. The net loss was ($351) in fiscal year ended in 2002 compared to ($5,291) in fiscal year ended in 2001 at December 31. The net loss per share was nominal in fiscal year ended December 31, 2002 fiscal year ended on December 31, 2001.

The Company has accumulated deficit since inception of ($66,870). The Company expects the trend of losses will continue until such time as the Company is unable to obtain or develop a business which may become profitable. Of course, there is no assurance that any profitable business will ever exist in the Company.

The Company had no cash or other assets with which to conduct operations. The lack of liquidity or liquid assets raises substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain operations. To meet required current operating expenses the Company is totally dependent upon its principal shareholders to advance funds until the Company has acquired another entity that has sufficient resources to fund the Company's operations. No agreement exists to advance funds.

Need for Additional Financing
-----------------------------

The Company does not have capital sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. The Company will have to seek loans or equity placements to cover such cash needs.

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses as they may be incurred.

Irrespective of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company has no property. The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 1020 W. Timbervale Trail, Highlands Ranch, CO 80129, which is the office address of its President, Kelly Kendall. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

SHAREHOLDERS/BENEFICIAL                         NUMBER OF SHARES       OWNERSHIP
OWNERS                                                                PERCENTAGE
--------------------------------------------------------------------------------
Kelly Kendall, President and Director                0                    0%
1020 W. Timbervale Trail
Highlands Ranch, CO 80129

Wesley F. Whiting, Secretary                         0                    0%
Treasurer and Director
10200 W. 44th Ave., #200E
Wheat Ridge, CO 80033

Mark Urich                                     108,500                 13.7%
8385 S. Cobblestone
Highlands Ranch, CO 80126

Rocky Mountain Financial Network, Inc.         200,000 (1)             25.4%
4600 S. Syracuse #900
Denver, CO 80237

Clarence K. Swanson                            195,000                 24.7%
Donna A. Swanson, JTWRPS
Rt. 3, Box 49
McCook, NE 69001

Besler Gottlieb                                100,000                 12.7%
637 Valencie Drive
Boulder City, NV 89005

Kjell Tornblom                                  50,000                  6.35%
Bjornholm 668
28040 Skanes Fagerhult, SWEDEN

All directors and executive                          0                    0%
officers as a group (2 persons)

(1) beneficially Mark Urich

Each principal shareholder has sole investment power and sole voting power over the shares.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers currently serving the Company are as follows:

Name                                Position Held                      Tenure
--------------------------------------------------------------------------------
Kelly Kendall              President and Director             Annual since 2002
                           Secretary, Treasurer and

Wesley F. Whiting                   Director                  Annual since 2003

The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The directors and officers of the Company will devote such time to the Company's affairs on an "as needed" basis, but less than 20 hours per month. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

Biographical Information
------------------------

Kelly Kendall, age 29, President and Director of the Company since 2002. Mr. Kendall received a B.S. in Business Management in 1999 from University of Phoenix. From 1993-1996 he was in the U.S. Marine Corps. In 1998-1999 he was President of A Musician's Touch, Inc. which attempted to start an internet music marketing service. In 2001-2002 he was President of eMotion Records, Inc. which was formed to market Mr. Kendall's keyboard music as custom music for multimedia productions. A subsidiary of eMotion was A.N.A. Soundscapes, which was to be a music producer for multimedia for other musicians. Mr. Kendall filed a personal bankruptcy in 1999.

Wesley Whiting, age 71, Secretary and Director of the Company since 2003. Mr. Whiting was President, director, and secretary of Berge Exploration, Inc. (1978-88) and President, vice president, and director of NELX, Inc. (1994-1998), and was vice president and director of Intermountain Methane Corporation (1988-91), and President of Westwind Production, Inc. (1997-1998). He was a director of Kimbell deCar Corporation (1998 until 2000) and he has been President and a director of Dynadapt System, Inc. since 1998. He was a Director of Colorado Gold & Silver, Inc. from 1999 to 2000. He was President and director of Business Exchange Holding Corp. from 2000 to date and Acquisition Lending, Inc. (2000 to date). He is director and Vice President of Utilitec, Inc, 1999 to date. He was president of Premium Enterprises, Inc. October, 2002 to December 30, 2002 and has been a director of Premium Enterprises, Inc. since October 2002.

Management will devote part time to the operations of the Company up to 10 hours per week.

As of the date of filing this report, the Company has no funds available to pay officers or directors. Further, none of the officers or directors is accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Indemnification of Officers and Directors
-----------------------------------------

As permitted by Colorado Statutes, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of

1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability
----------------------

The Colorado Corporation Act excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Colorado Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest
---------------------

The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

Conflicts of Interest - General.
-------------------------------

Certain of the officers and directors of the Company may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the Board of Directors could elect to change this policy, the Board of Directors has no present intention to do so. In addition, if the Company and other companies with which the Company's officers and directors are affiliated both desire to take advantage of a potential business opportunity, then the Board of Directors has agreed that said opportunity should be available to each such company in the order in which such companies registered or became current in the filing of annual reports under the Exchange Act subsequent to January 1, 1997.

ITEM 6. EXECUTIVE COMPENSATION.

                                     SUMMARY COMPENSATION TABLE OF EXECUTIVES
                                   Annual Compensation                         Awards
-----------------------------------------------------------------------------------------------------------------------
Name and Principal       Year         Salary ($)     Bonus ($)    Other Annual            Restricted Stock     Securities
Position                                                          Compensation ($)        Award(s)             Underlying Options/
                                                                                          ($)                  SARs (#)
-----------------------------------------------------------------------------------------------------------------------
Kelly Kendall,           2001         0              0            0                       0                    0
President and            2002         0              0            0                       0                    0
Director
-----------------------------------------------------------------------------------------------------------------------
Wesley F. Whiting        2001         0              0            0                       0                    0
Secretary/Treasurer,     2002         0              0            0                       0                    0
and Director
-----------------------------------------------------------------------------------------------------------------------

Directors' Compensation
-----------------------

                             Directors' Compensation
                             -----------------------
Name                       Annual  Meeting  Consulting      Number   Number of
                         Retainer  Fees     Fees/Other      of       Securities
                           Fee ($) ($)      Fees ($)        Shares   Underlying
                                                            (#)      Options
                                                                     SARs (#)
--------------------------------------------------------------------------------
A. Director                 0        0          0            0           0
Kelly Kendall

B. Director
Wesley F. Whiting           0        0          0            0           0
--------------------------------------------------------------------------------

Option/SAR Grants Table (None)

Aggregated  Option/SAR  Exercises in Last Fiscal Year an FY-End Option/SAR value
(None)

Long Term Incentive Plans - Awards in Last Fiscal Year (None)

No officer or director has received any other remuneration in the two year period prior to the filing of this registration statement. There is no current plan in existence, to pay or accrue compensation to its officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

No officer, director, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

ITEM 8. DESCRIPTION OF SECURITIES.

Common Stock
------------

The Company's Amended Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock $.01 par value. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Shareholders
------------

Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

No shareholder has entered into or delivered any lock up agreement or letter agreement regarding their shares or options thereon. Under Colorado laws, no lock up agreement is required regarding the Company's shares as it might relate to an acquisition.

Transfer Agent
--------------

The Company has engaged Mountain Share Transfer, Inc., Mountain Share Transfer, 1625 Abilene Drive, Broomfield, CO 80020, as its transfer agent.

Reports to Stockholders
-----------------------

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

No public trading market exists for the Company's  securities.  There were forty
(40) holders of record of the Company's common stock on March 15, 2003. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

In the last three years, the Company has made no sales of unregistered securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Colorado Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                               FINANCIAL STATEMENT
                                TABLE OF CONTENTS

                                                             PAGE
                                                            -------

INDEPENDENT AUDITOR'S REPORT.............................     F-2

BALANCE SHEETS...........................................     F-3

STATEMENT OF OPERATIONS ...................................   F-4

STATEMENT OF CASH FLOWS...................................    F-5

STOCKHOLDERS' EQUITY (DEFICIT)............................    F-6

NOTES TO FINANCIAL STATEMENTS..............................   F-7

                                 LIFE USA, INC.

                              FINANCIAL STATEMENTS

                           December 31, 2002 and 2001

                   [Letterhead of Michael Johnson & Co., LLC]


                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Life USA, Inc.
Denver, CO

We have audited the accompanying balance sheets of Life USA, Inc. as of December 31, 2002 and 2001 and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Life USA, Inc. as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5, conditions exist which raised substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Michael Johnson & Co., LLC
Denver, Colorado
March 4, 2003

                                       LIFE USA, INC.
                                       Balance Sheets
                               For the Year Ended December 31,

                                                       2002                      2001
                                                   --------------            --------------

                                          ASSETS
                                          ------

CURRENT ASSETS:
     Cash & Cash Equivalents                       $           -             $         307
     Accounts Receivable                                     206                       206
                                                   --------------            --------------

          TOTAL CURRENT ASSETS                               206                       513
                                                   --------------            --------------

OTHER ASSETS:
     Product Design & Trademark (Net)                      2,633                     3,113
     Inventory                                             1,288                       320
                                                   --------------            --------------

          TOTAL OTHER ASSETS                               3,921                     3,433
                                                   --------------            --------------

TOTAL ASSETS                                       $       4,127             $     $ 3,946
                                                   ==============            ==============


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES
     Accounts Payable                              $       3,887             $       3,888
     Accrued Expenses                                      1,114                     1,115
     Note Payable - Stockholder                           65,996                    64,062
                                                   --------------            --------------

          TOTAL CURRENT LIABILITIES                       70,997                    69,065
                                                   --------------            --------------

STOCKHOLDERS' EQUITY
     Common Stock. $0.01 par value, 1,000,000
     shares authorized 786,894 shares issued               7,869                     7,869
     and outstanding at December 31, 2002 and 2001
     Additional paid-in capital                           14,630                    14,630
     Deficit accumulated during the development stage    (89,369)                  (87,618)
                                                   --------------            --------------
TOTAL STOCKHOLDERS' EQUITY                               (66,870)                  (65,119)
                                                   --------------            --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $       4,127             $       3,946
                                                   ==============            ==============


   The accompanying notes are an integral part of these financial statements.

                                 LIFE USA, INC.
                            Statements of Operations
                         For the Year Ended December 31,


                                                      December 31,
                                         -------------------------------------
                                              2002                 2001
                                         ---------------      ----------------
REVENUES

   Miscellaneous Revenue                 $            -       $           274
                                         ---------------      ----------------

GROSS PROFIT                                          -                   274
                                         ---------------      ----------------

EXPENSES
     Operating Expenses                             240                 4,188
     Office Expenses                                  -                 1,277
     Bank Charges                                   111                   100
                                         ---------------      ----------------

TOTAL OPERATING EXPENSES                            351                 5,565
                                         ---------------      ----------------

NET LOSS FROM OPERATIONS                           (351)               (5,291)
                                         ---------------      ----------------

OTHER INCOME AND EXPENSES
     Interest Expense                            (1,400)                    -
                                         ---------------      ----------------

                                         $       (1,751)      $        (5,291)
                                         ===============      ================
PER SHARE INFORMATION

Profit (Loss) per common share                  *                    *
                                         ===============      ================

Weighted average number of shares outstanding   786,894               786,894
                                         ===============      ================


* Less than $.01





   The accompanying notes are an integral part of these financial statements.


                                 LIFE USA, INC.
                             Statement of Cash Flows
                         For the Year Ended December 31,
                                 Indirect Method
                                                                      2002              2001
                                                                  -------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Profit (Loss)                                            $     (1,751)      $    (5,291)
          Stock issued for services                                                        1,248
          Amortization                                                     480                87
     Adjustments to reconcile net loss to net cash used
       by operating activities
     Increase in Inventory                                                (968)
     Increase (Decrease) in Accounts Payable                                (1)            3,888
     Increase (Decrease) in Accrued Expenses                                (1)             (133)
                                                                  -------------      ------------

NET CASH PROVIDED BY OPERATING ACTIVITIES                               (2,241)             (201)

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds for Notes                                                  1,934
     Proceeds from stock issuance                                            -                 -
                                                                  -------------      ------------

TOTAL CASH FROM (USED BY) FINANCING ACTIVITIES                           1,934                 -
                                                                  -------------      ------------

INCREASE (DECREASE) IN CASH                                               (307)             (201)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                            307               508
                                                                  -------------      ------------

CASH AND CASH EQUIVALENTS - END OF PERIOD                                    -               307
                                                                  =============      ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  Cash paid for interest expense                                  $          -       $         -
                                                                  =============      ============
  Cash paid for income taxes                                      $          -       $         -
                                                                  =============      ============

NON-CASH TRANSACTIONS
  Stock issued for services                                       $          -       $     1,248
                                                                  =============      ============


   The accompanying notes are an integral part of these financial statements.


                                                       LIFE USA, INC.
                                               Stockholders' Equity (Deficit)
                                                      December 31, 2002

                                                    COMMON STOCKS
                                                    -------------             Additional                        Total
                                                                              Paid-In         Retained       Stockholders'
                                                Shares          Amount        Capital         Earnings          Equity
                                              -----------     -----------    -----------    -------------    --------------

Balance - July 16, 1997                                -      $        -     $        -                      $           -

Issuance of Stock for Cash 7/97                  195,000           1,950          3,042                -             4,992

Issuance of Stock for Services 5/98              286,000           2,860          4,462                -             7,322

Issuance of Stock for Services 12/98              29,730             297            584                -               881

Net Loss for Period                                    -               -              -          (45,414)          (45,414)
                                              -----------     -----------    -----------    -------------    --------------

Balance - December 31, 1998                      510,730           5,107          8,088          (45,414)          (32,219)
                                              -----------     -----------    -----------    -------------    --------------

Issuance of Stock for Services 8/99              212,730           2,127          4,255                -             6,382

Issuance of Stock for Cash  9/99                   1,050              11          1,039                -             1,050

Net Loss for the Year                                  -               -              -          (19,750)          (19,750)
                                              -----------     -----------    -----------    -------------    --------------

Balance - December 31, 1999                      724,510           7,245         13,382          (65,164)          (44,537)
                                              -----------     -----------    -----------    -------------    --------------

Net Loss for the Year                                  -               -              -          (17,163)          (17,163)
                                              -----------     -----------    -----------    -------------    --------------

Balance - December 31, 2000                      724,510           7,245         13,382          (82,327)          (61,700)

Issuance of Stock for Services 1/01               62,384             624          1,248                -             1,872

Net Loss for the Year                                  -               -              -           (5,291)           (5,291)
                                              -----------     -----------    -----------    -------------    --------------

Balance - December 31, 2001                      786,894           7,869         14,630          (87,618)          (65,119)
                                              -----------     -----------    -----------    -------------    --------------

Net Loss for the Year                                  -               -              -           (1,751)           (1,751)
                                              -----------     -----------    -----------    -------------    --------------

Balance - December 31, 2002                      786,894      $    7,869     $   14,630     $    (89,369)    $     (66,870)
                                              ===========     ===========    ===========    =============    ==============


   The accompanying notes are an integral part of these financial statements.

                                 LIFE USA, INC.
                          Notes to Financial Statements
                                December 31, 2002

Note 1 - Organization and Summary of Significant Accounting Policies:
         ------------------------------------------------------------

Organization:

The Company was incorporated in January 1997, in the state of Colorado. It is primarily engaged in creating, developing and causing to be manufactured, herbal, vitamin and fiber supplements. These products are to be targeted at two distinctive geographic segments: the far eastern and Pacific Rim market and the North American market. The Company's fiscal year end is December 31.

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents:
-------------------------

The Company considers all highly liquid debt instruments, purchased with an original maturity of three months or less, to be cash equivalents.

Use of Estimates:

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                               Net Loss Per Share:

Net loss per share is based on the weighted average number of common shares and common shares equivalents outstanding during the period.

                           Other Comprehensive Income:

The Company has no material components of other comprehensive income (loss), and accordingly, net loss is equal to comprehensive loss in all periods.

                                 LIFE USA, INC.
                          Notes to Financial Statements
                                December 31, 2002

Note 2 - Federal Income Taxes:

The Company has made no provision for income taxes because there have been no operations to date causing income for financial statements or tax purposes.

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards Number 109 ("SFAS 109"). "Accounting for Income Taxes", which requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Deferred tax assets

         Net operating loss carryforwards                     $  26,739
         Valuation allowance                                    (26,739)
                                                               ----------
         Net deferred tax assets                              $       0
                                                               ==========

At December 31, 2002, the Company had net operating loss carryforwards of approximately $89,129 for federal income tax purposes. These carryforwards if not utilized to offset taxable income will begin to expire in 2010.

Note 3 - Capital Stock Transactions:

The authorized capital stock of the Company was 1,000,000 shares of common stock at $.01 par value. During the period ended December 31, 2002, the Company issued no shares of common stock.

Note 4 - Segment Information

Life USA, Inc. operates primarily in a single operating segment, the development and manufacture of herbal and vitamins.

Note 5 - Going Concern

The Company's financial statements have been presented on the basis that they are a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's current liabilities exceed the current assets by $70,791. The Company has generated no revenue.

The future success of the Company is likely dependent on its ability to attain additional capital, or to find an acquisition to add value to its present shareholders and ultimately, upon its ability to attain future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

SIGNATURES:

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 23, 2003

                                           LIFE USA, INC.


                                     By: /s/Kelly Kendall
                                         Kelly Kendall, President



                                     By: /s/Wesley F. Whiting
                                         Wesley F. Whiting, Secretary
                                               and Treasurer

                                           Directors:


                                     /s/Kelly Kendall
                                          Kelly Kendall, Director

                                     /s/Wesley F. Whiting
                                          Wesley F. Whiting, Director











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                                INDEX TO EXHIBITS


SK#

3.1  Articles of Incorporation

3.2 Articles of Amendment to Articles of Incorporation of Lifeline USA, Inc. - Name Change

3.3 Articles of Amendment to the Articles of Incorporation of Life USA, Inc. - Stock Change

3.4 Articles of Amendment to the Articles of Incorporation of Life USA, Inc. - Stock Change

3.5  Bylaws























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